MINNESOTA SOCCER HOLDINGS, GBC

FINANCIAL STATEMENTS

Period Ended
December 31, 2021

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Minnesota Soccer Holdings, GBC
Saint Paul, Minnesota

Management is responsible for the accompanying financial statements of Minnesota Soccer Holdings, GBC (the "Company") (a corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the period from inception (March 17, 2021) through December 31, 2021, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Myslajek Kemp & Spencer, Ltd.

Minneapolis, Minnesota
May 10, 2022

MINNESOTA SOCCER HOLDINGS, GBC

BALANCE SHEET
As of December 31,

ASSETS

	2021
Current assets	
Cash	$ 901,987
Accounts receivable	12,000
Inventory	7,500
Total current assets	921,487
Deferred tax assets	52,404
Total assets	$ 973,891

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021
Current liabilities	
Accounts payable	$ 18,813
Total liabilities	18,813
Stockholders' equity	
Class A common stock, $.01 par value; 3,000,000 shares authorized, 85,000 issued and outstanding	850
Class B common stock, $.01 par value; 7,000,000 shares authorized, 40,000 issued and outstanding	400
Additional paid in capital	1,083,750
Retained earnings	(129,922)
Total stockholders' equity	955,078
Total liabilities and stockholders' equity	$ 973,891

See accompanying independent accountant's compilation report.

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENT OF INCOME (LOSS)
For the period of inception (March 17, 2021) through December 31, 2021

	2021
Gross sales	$ 42,667
Cost of sales	16,247
Gross profit	26,420
Operating expenses	
Advertising and marketing	28,849
Bank charges and fees	472
Coaching fees	4,339
Franchise fees	25,000
Fundraising fees	75,000
Insurance	108
Information technology	175
Office supplies and software	533
Professional and legal fees	72,055
Travel and lodging	2,215
Total operating expenses	208,746
Net loss before tax provision	(182,326)
Tax expense (benefit)	(52,404)
Net loss	$ (129,922)

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of inception (March 17, 2021) through December 31, 2021

| | Class A | | Class B | | Additional | | Total |
	# of Shares	Common Stock	# of Shares	Common Stock	Paid In Capital	Retained Earnings	Stockholders' Equity
Balances as of March 17, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	85,000	850	40,000	400	1,083,750	-	1,085,000
Net loss	-	-	-	-	-	(129,922)	(129,922)
Balances as of December 31, 2021	85,000	$ 850	40,000	$ 400	$ 1,083,750	$ (129,922)	$ 955,078

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENT OF CASH FLOWS
For the period of inception (March 17, 2021) through December 31, 2021

	2021
Cash Flows From Operating Activities	
Net loss	$ (129,922)
Adjustments to reconcile net loss to net cash	
from operating activities:	
Deferred income taxes	(52,404)
Change in:	
Accounts receivable	(12,000)
Inventory	(7,500)
Accounts payable	18,813
Net cash from operating activities	(183,013)
Cash Flows From Investing Activities	
Net cash from investing activities	-
Cash Flows From Financing Activities	
Proceeds from loan payable - related party	3,000
Payments on loan payable - related party	(3,000)
Proceeds from common stock issued	1,085,000
Net cash from financing activities	1,085,000
Net increase in cash	901,987
Cash, beginning of period	-
Cash, end of period	$ 901,987

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Minnesota Soccer Holdings, GBC (the "Company") was founded in March 2021. The Company's operations are devoted to providing a women-led, community-owned, and professional atmosphere within the world of women's soccer. In the first year of operations, the Company raised over $1,000,000 and formed a pre-professional women's soccer team in Minnesota, Aurora FC. The team is scheduled to commence its first season in the USL W league in May 2022.

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Concentration of Credit Risk

The Company deposits its cash and cash equivalents in high quality financial institutions. At times, such deposits may be in excess of the FDIC insurance limits. The Company has not experienced any losses on these accounts and management does not believe there is a significant risk of loss associated with its banking practices.

Inventory

Inventory consists of team apparel (scarves, shirts, jerseys, etc.) and is recorded at the lower of cost or net realizable value. The first-in, first-out method is used to determine the cost of inventory on hand. The inventory valuation also reflects markdown adjustments for the excess of the cost over the net recovery the Company expects to realize from the ultimate disposition of inventory. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded markdown adjustments.

Revenue Recognition

The Company recognizes merchandising revenue at a single point in time when control is transferred to the customer and the performance obligation(s) has (have) been satisfied. This generally occurs on the date of shipment.

Advertising Costs

Advertising costs are expensed as incurred. The Company uses advertising to promote its operating activities. Advertising expense was $28,849 for the period from inception (March 17, 2021) to December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates used in the preparation of these financial statements.

Income Taxes

The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax benefit to an amount that is more likely than not to be realizable. Changes in tax rates are reflected in the tax provision as they occur.

In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company is subject to examination by the Internal Revenue Service for three years after the most recent filing.

Date of Management's Review

Management has evaluated subsequent events through May 10, 2022, the date which the financial statements were available to be issued.

Note 2 – Income Taxes

The provision for income taxes consisted of the following components for the period ended December 31, 2021:

	2021
Current	$ -
Deferred (benefit)	52,404
Total income tax benefit	$ 52,404

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation, amortization, and net operating loss carryforwards. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes.

The Company has unused net operating loss carryforwards of approximately $182,326 as of December 31, 2021.

Note 3 – Risks and Uncertainties

The COVID-19 virus outbreak in the United States has resulted in significant economic uncertainties. As of the date of this report, the Company has not experienced significant disruption in its operations as a result of this health crisis. However, a prolonged crisis could change those circumstances and might result in a negative financial impact to the Company. The likelihood and extent of any such financial impact cannot be reasonably estimated at this time.

Note 4 – Subsequent Events

Subsequent to December 31, 2021, the Company entered into an operating lease agreement for office space in St. Paul, Minnesota, to support general business and merchandise distribution activities. The lease commenced April 1, 2022 and terminates July 31, 2024. Monthly rent payments of $3,623 begin on June 1, 2022, escalating to $3,731 on August 1, 2023. Currently, there are no options to renew or extend this lease agreement.